**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from June 1, 2006 to June 30, 2006

Commission File Number of issuing entity: 333-110340-17

**Home Loan Trust 2006-HI1**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-110340

**Residential Funding Mortgage Securities II, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Corporation**
(Exact name of sponsor as specified in its charter)

| Delaware | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437 | 55437 |
|---|---|
| (Address of principal executive offices of issuing entity) | (Zip Code) |

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Home Loan-Backed Notes, Series 2006-HI1, in the classes specified herein | [___] | [___] | [ X ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X     No ___

## PART I – DISTRIBUTION INFORMATION

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the Home Loan-Backed Notes, Series 2006-HI1 (the "Notes"), dated March 23, 2006, and related Prospectus dated March 13, 2006 (collectively, the "Prospectus"), of the Home Loan Trust 2006-HI1 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Notes were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9.

## PART II – OTHER INFORMATION

**ITEM 2 – Legal Proceedings.**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Inapplicable.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits.**

(a)     Documents filed as part of this report.

Exhibit 99.1    July 2006 Monthly Statement to Noteholders.

(b)     Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3     Servicing Agreement, dated as of March 29, 2006 among Residential Funding Corporation, as master servicer, JPMorgan Chase Bank, National Association, as indenture trustee, and the Home Loan Trust 2006 HI1, as issuer (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 12, 2006).

Exhibit 4.4     Amended and Restated Trust Agreement, dated as of March 29, 2006 between Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington Trust Company, as owner trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 12, 2006).

Exhibit 4.5     Indenture, dated as of March 29, 2006 between Home Loan Trust 2006-HI1, as issuer, and JPMorgan Chase Bank, National Association, as indenture trustee, and Appendix A thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 12, 2006).

Exhibit 10.1    Home Loan Purchase Agreement, dated as of March 1, 2006 between Residential Funding Mortgage Securities II, Inc. and Residential Funding Corporation (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 12, 2006).

Exhibit 99.1    July 2006 Monthly Statement to Noteholders.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 25, 2006

**HOME LOAN TRUST 2006-HI1**
(Issuing entity)

By:  Residential Funding Corporation, as Master Servicer

By:   /s/    Darsi Meyer
    Name:  Darsi Meyer
    Title:    Managing Director

**EXHIBIT 99.1 – MONTHLY STATEMENT TO NOTEHOLDERS**